NO ACT

PE
2-3-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09011559

Received SEC
MAR 3 0 2009
Washington, DC 20549

March 30, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-09

Angeline C. Straka
Senior Vice President
Deputy General Counsel and Secretary
CBS Corporation
51 West 52 Street
New York, NY 10019-6188

Re: CBS Corporation
Incoming letter dated February 3, 2009

Dear Ms. Straka:

This is in response to your letter dated February 3, 2009 concerning the shareholder proposal submitted to CBS by the Missionary Oblates of Mary Immaculate and the Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponents' behalf dated March 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 30, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: CBS Corporation
Incoming letter dated February 3, 2009

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that CBS may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that CBS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 10, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to CBS Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order and the Missionary Oblates of Mary Immaculate (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of CBS Corporation (hereinafter referred to either as "CBS" or the "Company"), and who have jointly submitted a shareholder proposal to CBS, to respond to the letter dated February 3, 2009, sent to the Securities & Exchange Commission by the Company, in which CBS contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CBS's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

---

The Proponents' shareholder proposal requests CBS to adopt Health Care Reform Principles.

---

## RULE 14a-8(i)(7)

The Proponents and the Company are in agreement that a proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business. We also agree that even shareholder proposals that raise significant policy issues may be subject to exclusion if they seek to micromanage the registrant by dealing with matters such as the compensation of the non-executive level workforce. The question at issue is how to apply these general principles to shareholder proposals requesting that a registrant adopt "Health Care Reform Principles" (the "Principles").

The Staff has decided not less than eleven requests for no-action letters from registrants with respect to proposals similar, to a greater or lesser degree, to the Proponents' shareholder proposal. Deciphering the Staff's rationale in connection with (i)(7) requests is sometimes like reading tea leaves. However, in the present instance there is a clear delineation between Principles proposals that run afoul of (i)(7) and those that do not. Of the eleven no-action request Staff decisions with respect to these proposals, some nine have refused to apply (i)(7) to the proposal (*Bank of America Corporation* (Feb. 17, 2009); *UnitedHealth Group Incorporated* (Apr. 2, 2008, subsequently excluded on reconsideration on (i)(10) grounds, Apr. 15, 2008); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *General Motors Corporation* (Feb. 25, 2008); *Xcel Energy Inc.* (February 15, 2008); *UST Inc.* (February 7, 2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008)), while only two have been excluded on ordinary business grounds (*CVS Caremark Corporation* (January 31, 2008, reconsideration denied February 29, 2008); *Wyeth, Inc.* (February 25, 2008).

What distinguishes the small minority of proposals that have been excluded from the overwhelming majority that have not been? The answer is set forth in the Company's own letter in its quotation (pages 3-4) from a speech given by John W. White, the former director of the Division (and director at the time that most of the letters were issued). In that speech he stated that in two cases "the proposal not only asked the company to adopt 'principles for comprehensive healthcare reform,' but also asked the company to report to shareholders on how the company was 'implementing such proposals'." This distinction makes perfect sense. The general form of the Principles proposals, almost identical in all cases, asks the registrant to state its position on one of the most important social issues of the day. As such, the proposal is, *prima facie*, not excludable under (i)(7) because it raises an important social issue for the registrant. However, in two of the proposals the proponents went further and, in effect, asked the registrant to actually apply those principles to its own workforce, thus making the proposal one that dealt with the compensation of the general workforce and therefore excludable despite the fact that it also dealt with an important social issue. (Cf. Release 34-40018 (May 21, 1998)).

The Proponents' shareholder proposal suffers from no such defect. It unambiguously requests solely that the Company adopt the principles as a societal matter, but, unlike the situation in the *CVS* and *Wythe* letters, makes no reference to applying them internally to its own workforce. The Company's sole argument that the Proponents' proposal deals with "the Company's internal management of its employees' health care plans and policies" (as alleged at the end of the last full paragraph on page 4 of its letter) is grounded on seven words at the end of the second sentence of the Supporting Statement. That sentence calls on the Company to "endorse" [not adopt] the Principles so as to assure that its employees will have adequate health care coverage. Unlike the situation in *CVS* and *Wyeth*, the proposal does not call on the Company to implement the Principles itself. It simply states the truism that, if these principles are adopted by the society (e.g. by legislation), the Company's own employees (as well as everyone else) will be the beneficiary.

In the *Boeing* letter (cited above), the proposal had referred to the fact that the current health system, with its large numbers of uninsured persons, shifted their health care costs to the registrant and "resulted in higher costs" to the registrant and therefore reduced "shareholder value" as well as resulting in "reducing employee productivity, health and morale". The proposal at issue there also referred to the fact that Boeing had an $8 billion liability for such matters as health care benefits to retirees and referred to Boeing's "commitment to health care coverage". Nevertheless, the proposal was not deemed to be one whose thrust was employee benefits. The references to employee benefits are far more attenuated in the instant case.

Similarly, in the *Exxon* letter (cited above) the proposal contained references to reducing "employee productivity, health and morale" as well as to adversely affecting "shareholder value". That proposal also specifically referred to the "company's commitment to its employees' health care coverage". Nevertheless, again, the proposal was not deemed to be one whose thrust was employee benefits. And again, the references to employee benefits are far more attenuated in the instant case.

More recently, in the *Bank of America* letter (cited above), the proposal at issue also referred to the registrant's "commitment to health care coverage" and made the same references to "shareholder value", to reducing "employee productivity, health and morale" and to the large numbers of uninsured having the effect of adding to "the total cost of each employee's health insurance". Nevertheless, again, the proposal was not deemed to be one whose thrust was employee benefits. And again, the references to employee benefits are far more attenuated in the instant case.

Similar references to the effect of the current health system on the company's own employee costs are found in five of the other six Principles proposals that were the subject of (i)(7) Staff decisions. Thus in the *UnitedHealth* letter, the proposal referred to the registrant's "commitment to health care coverage", to "shareholder value", to "reducing employee productivity, health and morale" and to "higher costs to our Company". Again, the references to employee benefits are far more attenuated in the instant case. The same four references in essentially the same language appeared in the proposal that was the subject of the *United Technologies* letter. Once again, the references to employee benefits are far more attenuated in the instant case. In *Xcel*, the proposal referred to the registrant's "commitment to its employee's health care coverage", to "shareholder value", to "reducing employee productivity, health and morale and to "the plight of active and retired workers struggling to pay for medical care". Again, the references to employee benefits are far more attenuated in the instant case. The same four references that appeared in the *Xcel* proposal, as well as a reference to "higher cost", also appeared in the *General Motors* proposal that was the subject of the February 25, 2008, Staff response letter. Again, the references to employee benefits are far more attenuated in the instant case. Finally, the March 26, 2008, response letter to *General Motors* concerned a proposal that made reference not only to those same "higher costs", reductions in "employee productivity, health and morale" and the plight of "workers struggling to pay for medical care", but also made specific reference to the "recently agreed-to VEBA does not resolve all health cost issues for General Motors". Even more clearly, the references to employee benefits are far more attenuated in the instant case.

In conclusion, any contention that the Proponents' shareholder proposal deals with "the Company's internal management of its employees' health care plans and policies" stretches the language of the proposal well beyond what the words themselves will bear. The Proponents' proposal is not a call for the Company itself to unilaterally implement the Principles. Rather, it is a call for CBS to take a stand in favor of the adoption of such Principles in society.

---

The Company's second argument is equally weak. CBS contends that the Proponents' shareholder proposal really deals with the "Company's development, production and distribution of films". (See the end of the last full paragraph on page 4 of its letter.) In support of this erroneous contention, the Company points (i) to the final paragraph preceding the Supporting Statement which does refer to tobacco use portrayal in films as something that the Company is doing that contributes to society's health care costs and (ii) to the follow up sentence at the conclusion of the Supporting Statement. However, contrary to CBS's claim (end of carryover paragraph on page 5 of its letter), the Proponents' proposal cannot possibly be deemed, by any acceptable understanding of the English language, to call for "a commitment from the Company not to depict smoking in the Company's movies". No such commitment is called for by the proposal. The language objected to by the Company merely points out how the Company itself may be contributing to rising health care costs in society. In this respect, the Proponents' shareholder proposal closely resembles the proposal that was the subject of the no-action letter request in *UST Inc.*, referred to above. In this respect, the Proponents' shareholder proposal also is quite unlike those in the no-action letters cited by the Company (full paragraph, page 5) such as *GE*, *Disney* and *Time Warner*. In those letters, the Staff determined that the "thrust and focus" of the proposals related to film content rather than executive compensation. Those letters are inapposite since clearly the "thrust and focus" of the Proponents' shareholder proposal is societal adoption of the Principles.

---

For the foregoing reasons, the Company has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Angeline C. Straka, Esq.
Rev Michael Crosby
Rev Seamus Finn
Laura Berry

ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY


CORPORATION

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

RECEIVED
2009 FEB -4 AM 10: 32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**VIA EMAIL (shareholderproposals@sec.gov)**
**AND OVERNIGHT DELIVERY**

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: CBS Corporation - Shareholder Proposal**

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2009 annual meeting of stockholders (the "2009 Annual Meeting"). The Company intends to file its definitive 2009 Proxy Materials for the 2009 Annual Meeting with the Commission on or about April 24, 2009, and the Company's 2009 Annual Meeting is scheduled to occur on June 9, 2009.

**THE PROPOSAL**

The Company received a shareholder proposal (the "Proposal") from co-proponents Missionary Oblates of Mary Immaculate (on December 9, 2008) and Province of Saint Joseph of the Capuchin Order (on December 11, 2008) (together, the "Proponents") with respect to the 2009 Proxy Materials relating to the Company's 2009 Annual Meeting. A copy of the Proposal is attached hereto as Exhibit A. The resolution from the Proposal (the "Resolution") and a portion of the supporting statement from the Proposal (the "Supporting Statement") are also set forth below:

"RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine [IOM]:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.)"

Excerpt from the Supporting Statement:

> "In 2008 CBS Films purchased rights to Vince Flynn novels and moved to build a franchise around the hero, CIA operative Mitch Rapp. This resolution's proponents fear tobacco use in such movies looms. This will increase future health care costs because viewing tobacco use in films influences young people to initiate smoking. This leads to addiction and more health care costs for themselves, the Company and society.
>
> The IOM, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in 2004. We believe such principles for health care reform are essential for CBS to endorse to ensure its employees' health care coverage. It will also show its commitment not to contribute to further healthcare costs by freeing its youth-friendly movies from gratuitous tobacco use."

Pursuant to Rule 14a-8(j), we are enclosing six (6) copies of the following: this request letter, including the Proposal (attached hereto as Exhibit A), and other correspondence related to the Proposal in connection with the satisfaction of procedural requirements (all of which correspondence is attached hereto as Exhibit B). A copy of this letter, including the attached exhibits, is also being delivered to each of the Proponents.

**ANALYSIS UNDER RULE 14a-8(i)(7)**

The Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from its 2009 Proxy Materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

In describing the underlying policy considerations of Rule 14a-8(i)(7), the Commission has stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," but also noted that proposals relating to ordinary business matters that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In assessing whether a proposal relating to public health matters focuses on a sufficiently significant social policy issue under Rule 14a-8(i)(7), the Staff considers "both the proposal and the supporting statement as a whole." *See* Staff Legal Bulletin No. 14C, Paragraph D.2. (June 28, 2005).

The Proposal, taken as a whole, addresses ordinary business matters, and is therefore excludable under Rule 14a-8(i)(7) because it seeks a commitment from the Company regarding the depiction of smoking in films and relates to the Company's health care benefits and costs. The Staff has consistently deemed both of these types of proposals as relating to ordinary business operations and therefore excludable under Rule 14a-8(i)(7).

The Proposal "urge[s]" the Company's Board of Directors (the "Board") to adopt principles for universal comprehensive health care reform. A significant portion of the Supporting Statement concerns the consequences to companies, like the Company, and their employees, of high health care costs. The Proponents note in the Supporting Statement that they believe that the Company's adoption of these principles is essential "to ensure [the Company's] employees' health care coverage" and will show the Company's commitment "not to contribute to further healthcare costs by freeing its youth-friendly movies from gratuitous tobacco use."

The Staff has recently concurred that proposals substantially similar to the Proposal, including proposed resolutions identical to the Resolution, could be excluded from the proxy statement because they related to the companies' ordinary business operations (*i.e.*, employee benefits). *See, e.g., Wyeth* (February 25, 2008) (granting no-action relief where a proposal urged the company's board to adopt principles for comprehensive health care reform and sought an annual report on the implementation of those principles) ("Wyeth"); *CVS Caremark Corp.* (January 31, 2008)(granting the same relief with respect to the same proposal) ("CVS"). However, the Company also recognizes that the Staff has determined not to grant no-action relief with respect to other proposals that include proposed resolutions identical to the Resolution and that are otherwise substantially similar to the Proposal. *See, e.g., The Boeing Company* (February 5, 2008) ("Boeing"); *United Technologies Corporation* (January 31, 2008) ("UTC"). As John W. White, former Director, Division of Corporation Finance of the Commission, noted in his speech to the Committee on Federal Regulation of Securities of the American Bar Association, Section of Business Law, on August 11, 2008, while expressing his views and not those of the Commission or Staff, in relevant part:

> During this past season, we were asked to make no-action determinations on . . . a non-binding proposal that urged companies to adopt principles for comprehensive healthcare reform. The staff has taken no-action positions on various healthcare proposals in the past. ... This year's proposal was

have consistently recognized that proposals concerning health care benefits, particularly the consequences to companies of rising health care and insurance costs, relate to ordinary business operations and are therefore excludable under Rule 14a-8(i)(7). *See, e.g., General Motors Corp.* (April 11, 2007) (granting no-action relief where a proposal requested that the board examine and report on the implications of rising health care expenses and the company's response to the issue); *International Business Machines Corporation* (January 13, 2005) (granting no-action relief where a proposal requested that the board prepare a report on the competitive impact of rising health insurance costs and the steps adopted, or being considered, by the board to reduce costs).

Thus, the Proposal is similar to Wyeth and CVS, and is distinguishable from Boeing and UTC, in that Company action is implicated, other than the mere adoption of the comprehensive health care reform principles. While the Proponent has attempted to cast these issues as relating to a broader social policy, the intent of the Proposal is to impact the Company's ordinary business operations – the Company's development, production and distribution of films (affecting operations at the Company's television networks, film development and distribution at CBS Films and the distribution of content through the Internet, mobile devices, video-on-demand and other platforms) and the Company's internal management of its employees' health care plans and policies. The Company's development, production and distribution of films clearly involve, as the 1998 Release puts it, "tasks which are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and decisions concerning these tasks are more appropriately made by Company professionals who have the appropriate expertise. Likewise, the consideration, development and implementation of health care plans and polices are complex matters that are part of the day-to-day decision-making of the Company's human resources and employee benefit plan professionals and are not proper subjects for shareholder oversight. For these reasons, the Proposal should be excluded under Rule 14a-8(i)(7).

**Conclusion**

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(7). Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2009 Proxy Materials.

If you have any questions regarding this request or if the Staff is unable to concur with the Company's conclusions with respect to the excludability of the Proposal without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter.

Please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,

Angeline C. Straka

cc: Missionary Oblates of Mary Immaculate
Province of Saint Joseph of the Capuchin Order
Louis J. Briskman (CBS Corporation)
Executive Vice President and General Counsel

**EXHIBIT A**

649846

# Missionary Oblates of Mary Immaculate

**Justice & Peace / Integrity of Creation Office, United States Province**



December 9, 2008

Mr. Leslie Moonves, President and Chief Executive Officer
CBS Corporation
51 West 52nd Street
New York, New York 10019-6188 FAX: 212-975-7290

Dear Mr. Moonves:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 4,000 shares of CBS Class A. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about health care and what can be done to improve it.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with the Province of St. Joseph of the Capuchin Order (Midwest Capuchins), for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Rev. Michael Crosby, OFM, CAP, is the primary contact for this and can be reached at mikecrosby@aol.com.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

correlation to youth smoking, referring to CBS Films and its recent purchase of rights to Vince Flynn novels, which they try to tie to the broader Resolution on comprehensive health care reform. The Proponents make the attenuated argument that the purchase of these rights could lead to tobacco use in the movies that the Company may make in connection with these rights, which could then influence young people to smoke, which could then lead to addiction, which could then lead to increased health care costs "for themselves, the Company and society." The Proponents next state in the following paragraph that adoption of the comprehensive health care reform principles "will also show [CBS's] commitment not to contribute to further healthcare costs by freeing its youth-friendly movies from gratuitous tobacco use." Thus, the Proposal is seeking, in effect, a commitment from the Company not to depict smoking in the Company's movies.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) for proposals related to the alleged correlation between youth smoking and smoking in films. *See, e.g., General Electric Company* (January 10, 2005) (granting no-action relief under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production," with respect to a proposal requesting that the board report to shareholders on the impact on adolescent health from exposure to smoking in the company's movies and programming and its plans to minimize such impact) ("GE"); *The Walt Disney Company* (December 14, 2004) (same proposal and result as GE) ("Disney"); *Time Warner, Inc.* (February 6, 2004) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting the formation of a board committee to review data linking teen tobacco use with tobacco use in the company's movies and make proposals for eliminating smoking or tobacco promotion in the company's films and television programs); *The Walt Disney Company* (November 10, 1997) (granting no-action relief under Rule 14a-8(i)(7) in connection with a proposal requesting that the board review matters related to the depiction of smoking in the company's movies and television programs and the influence they "may have on youth attitudes and behaviors related to smoking," as such proposal related to the Company's ordinary business operations (*i.e.*, the nature, presentation and content of programming and film production)). As in GE and Disney, the "thrust and focus" of the Proposal relates to the "nature, presentation and content of programming and film production," given that the Proponents characterize the Company's adoption of the Resolution as a "commitment" to "free[] its youth-friendly movies from gratuitous tobacco use." Thus, adoption of this Proposal would result in the inappropriate intrusion of shareholders in television network programming; the operations of CBS Films, a division in its nascent stage; and the distribution of content on other platforms.

Secondly, the Proponents state in the Supporting Statement that adoption of the listed health care reform principles is "essential" for "CBS to ensure its employees' health care coverage," suggesting that the Proponents are seeking Company action to implement the principles into its own health care program to "ensure" such coverage. Interpreting this quote otherwise would render it meaningless. Because the Proponents seek adoption of the principles to ensure coverage in this manner, the Proposal bears more of a resemblance to Wyeth and CVS, in which the proponents requested that the principles be implemented, than to Boeing and UTC, in which no Company action was requested other than adoption of the principles. In addition to these most recent cases, prior no-action responses from the Staff

> different . . . [in that] it did not ask the companies to change their own healthcare coverage, or ask them to directly lobby anyone in support of healthcare change. ... [T]hree [of these no-action requests] were ultimately granted, and seven were denied.
>
> In analyzing these no-action requests, the staff used the framework it always does, including applying the Commission's guidance ... on how to interpret the ordinary business exclusion (and the sufficiently significant social policy overlay). ... [T]he staff's determinations were not a reversal of prior no-action positions, ...[r]ather, [they] were the staff's application of Commission statements (and prior staff positions) to a proposal of first impression. [E]xclusion was permitted under (i)(7) in the two cases where the proposal not only asked the company to adopt 'principles for comprehensive healthcare reform,' but also asked the company to report to shareholders on how the company was 'implementing such principles.' Exclusion was also permitted where the company had substantially implemented the policy by posting the principles on its website.
>
> http://www.sec.gov/news/speech/2008/spch081108jww.htm

This analysis comports with the Commission's guidance in the 1998 Release that the determination of whether a proposal relates to "ordinary business" will involve "a case-by-case analytical approach." In addition, in responding to no-action requests with respect to shareholder proposals, the Staff Legal Bulletin No. 14, Q&A B.6. (July 13, 2001), indicates that the Staff considers the arguments of the company and proponent, the drafting of the proposal and the application of the arguments and prior no-action responses to the proposal and company at issue. "Based on these considerations, [the Staff] may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Unlike the proposals in Wyeth and CVS, for which no-action relief was granted, the Proposal does not specifically request a report to shareholders on how the Company has implemented the principles proposed for adoption in the Resolution. However, the Proposal does venture beyond a mere request to adopt principles, and a related discussion, regarding "significant social policy issues," as represented in the Boeing and UTC proposals. The real motivation behind the Proposal lies in the Supporting Statement, in which the Proponents seek to involve themselves in the Company's ordinary business operations in two distinct ways: the Company's development, production and distribution of films and the Company's internal management of its employees' health care plans and policies.

First, the Proponents in the Supporting Statement are attempting to compel Company action with respect to its business operations – the development, production and distribution of films. Any action taken with respect to the development, production and distribution of films has implications for programming at the Company's television networks, the development and distribution of movies at CBS Films and the distribution of content through multiple platforms, including the Internet, mobile devices and video-on-demand. The Proponents are specifically concerned with depictions of tobacco use in films and the alleged

**HEALTH CARE REFORM PRINCIPLES**
**2009 CBS**

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine [IOM]:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Large employers have traditionally been an important source of health care coverage but only 62 percent of small companies are doing so. This burdens the wider society, including the larger companies. Recent Kaiser Family Foundation and Center for Studying Health System Change studies show medical care is placing increasing strains on already-strapped U.S. families.

Consistently polls show affordable, comprehensive health care insurance is one of the most significant social policy issues in our nation. They underscore the need for the government to address the growing unaffordability of care in the midst of the recent economic bailout (*NYT*, 09.25.08).

Many national organizations are making health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" (*NYT*, 8/31/07).

John Castellani, President of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of its members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," he notes: "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, 07.03.07). The National Coalition on Health Care (whose members include 75 of the Nation's largest publicly-held companies, institutional investors and labor unions) has created principles for health insurance reform. It estimates that, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured contribute to the total cost of each employee's health insurance. Such costs lead companies to shift costs to employees.

In 2008 CBS Films purchased rights to Vince Flynn novels and moved to build a franchise around the hero, CIA operative Mitch Rapp. This resolution's proponents fear tobacco use in such movies looms. This will increase future health care costs because viewing tobacco use in films influences young people to initiate smoking. This leads to addiction and more health care costs for themselves, the Company and society.

**Supporting Statement**

The IOM, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in 2004. We believe such principles for health care reform are essential for CBS to endorse to ensure its employees' health care coverage. It will also show its commitment not to contribute to further healthcare costs by freeing its youth-friendly movies from gratuitous tobacco use.

2009CBSHealthCare.12.10.08 499 words, excluding titles


M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

December 9, 2008

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 4,000 shares of CBS class A and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.



S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CS14
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

# Corporate Responsibility Office

## *Province of Saint Joseph of the Capuchin Order*

**1015 North Ninth Street**
**Milwaukee, Wisconsin 53233**
**Phone: 414.271.0735**
**Fax: 414.271.0637**
**Cell: 414.406.1265**
mikecrosby@aol.com


December 10, 2008

Mr. Leslie Moonves, President and Chief Executive Officer
CBS Corporation
51 West 52nd Street
New York, New York 10019-6188

Dear Mr. Moonves:

This letter and accompanying shareholder resolution are being sent only because I see no other way for you to respond to my past communications (December 20, 2007 and October 16, 2008).

The Province of St. Joseph of the Capuchin Order has owned 37 shares of Class A stock in CBS Corporation for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 10, 2008.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of CBS Corporation shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I know that things are not easy for U.S. corporations these days, much less CBS. I also know you face your own serious issues around governance, including concerns around pay disparity. However, I would hope that, with the enclosed shareholder resolution, you may see the value in communicating with me and our co-filer, the Oblates of Mary Immaculate, that we might address the issues I have raised in a constructive way that might find us withdrawing this resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

## HEALTH CARE REFORM PRINCIPLES
## 2009 CBS

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine [IOM]:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Large employers have traditionally been an important source of health care coverage but only 62 percent of small companies are doing so. This burdens the wider society, including the larger companies. Recent Kaiser Family Foundation and Center for Studying Health System Change studies show medical care is placing increasing strains on already-strapped U.S. families.

Consistently polls show affordable, comprehensive health care insurance is one of the most significant social policy issues in our nation. They underscore the need for the government to address the growing unaffordability of care in the midst of the recent economic bailout (*NYT*, 09.25.08).

Many national organizations are making health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" (*NYT*, 8/31/07).

John Castellani, President of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of its members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," he notes: "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, 07.03.07). The National Coalition on Health Care (whose members include 75 of the Nation's largest publicly-held companies, institutional investors and labor unions) has created principles for health insurance reform. It estimates that, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured contribute to the total cost of each employee's health insurance. Such costs lead companies to shift costs to employees.

In 2008 CBS Films purchased rights to Vince Flynn novels and moved to build a franchise around the hero, CIA operative Mitch Rapp. This resolution's proponents fear tobacco use in such movies looms. This will increase future health care costs because viewing tobacco use in films influences young people to initiate smoking. This leads to addiction and more health care costs for themselves, the Company and society.

**Supporting Statement**

The IOM, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in 2004. We believe such principles for health care reform are essential for CBS to endorse to ensure its employees' health care coverage. It will also show its commitment not to contribute to further healthcare costs by freeing its youth-friendly movies from gratuitous tobacco use.



THE BANK OF NEW YORK MELLON

December 10, 2008

Mr. Leslie Moonves, President and Chief Executive Officer
CBS Corporation
51 West 52nd Street
New York, NY 10019-6188

Dear Mr. Moonves,

This letter is to confirm that as of December 10, 2008, The Province of St. Joseph of the Capuchin Order holds 37 shares of CBS Class A stock, cusip #124857103, in a Custody Account held at The Bank of New York Mellon. The Province of St. Joseph of Capuchin Order has held this position for over twelve months.

Sincerely,

Tracey Conniff

Tracey Conniff
Assistant Treasurer

## EXHIBIT B

KIMBERLY D. PITTMAN
VICE PRESIDENT, COUNSEL
CORPORATE AND SECURITIES



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

December 19, 2008

Corporate Responsibility Office
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, Wisconsin 53233
Attn: Rev. Michael H. Crosby

Re: Stockholder Proposal from Province of Saint Joseph of the Capuchin Order (the "Province of St. Joseph")

Dear Mr. Crosby:

We have received the stockholder proposal submitted by the Province of St. Joseph to CBS Corporation under SEC Rule 14a-8.

Rule 14a-8 provides that a stockholder must have continuously held ***at least $2,000 in market value***, or 1%, of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date the holder submits a proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. The evidence of ownership submitted with the Province of St. Joseph's proposal indicated that it owns "37 shares of CBS Class A stock" currently held in a custody account at The Bank of New York Mellon, and that this "position" has been held for over twelve months. I am writing to request that the Province of St. Joseph provide, within 14 days of receiving this letter, evidence of its continuous ownership of at least $2,000 in market value of CBS Class A common stock for the one-year period prior to the date on which the proposal was submitted, in order for the Province of St. Joseph to be eligible to present a shareholder proposal under Rule 14a-8.

Proper evidence of ownership is described in the enclosed excerpt from Rule 14a-8. Please direct the evidence of ownership to my attention. If the Province of St. Joseph does not have the required holdings of CBS Class A common stock, then the proposal is not eligible to be presented at the CBS Corporation annual meeting of stockholders by the Province of St. Joseph, and we respectfully request that the Province of St. Joseph withdraw the proposal.

We appreciate the Province of St. Joseph's interest in CBS.



Kimberly D. Pittman
Vice President, Corporate and Securities Counsel

cc: Louis J. Briskman
Angeline C. Straka

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

## Rule 14a-8 -- Proposals of Security Holders

---

**Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

1. **In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.**

2. **If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:**

   i. **The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or**

   ii. **The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:**

      A. **A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;**

      B. **Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and**

      C. **Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.**

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: *** FISMA & OMB Memorandum M-07-16 ***


December 29, 2008

Kimberly D. Pittman
Vice President, Corporate and Securities Counsel
CBS Corporation
51 West 52 Street
New York, New York 10019-6188

VIA FAX: 212-597-4063

Dear Ms. Pittman:

I am writing to you on behalf of my clients, the Province of St. Joseph of the Capuchin Order (hereinafter referred to as the "Capuchins") and the Missionary Oblates of Mary Immaculate (hereinafter referred to as the "Oblates"). The Capuchins and the Oblates are hereinafter referred to jointly as the "Proponents".

The Proponents have jointly submitted a shareholder proposal (hereinafter referred to as the "Proposal") to CBS Corporation (hereinafter referred to as "CBS") to be included in CBS's 2009 Proxy Statement. The proposal requests CBS to adopt certain health care principles. The Oblates are the beneficial owners of 4,000 shares of Class A common stock of CBS and the Capuchins are the beneficial owners of 37 shares of Class A common stock of CBS.

On December 19, 2008, CBS sent a letter to the Capuchins claiming that they were ineligible to co-sponsor the Proposal because they held less than $2,000. in market value of CBS Class A common stock.

We are surprised by CBS's actions for two reasons. First of all, we find it passing strange that CBS, at a time of severe financial and economic uncertainty, is willing to spend its (and therefore its shareholders) time and money on a matter that would have no significant impact in the real world since, *even if* CBS were to be successful in establishing its contention, the Proponents' shareholder proposal would nevertheless still appear on CBS's 2009 Proxy Statement.

Secondly, and more fundamentally, CBS is incorrect as a matter of law.

CBS contends that *each* co-proponent of a jointly submitted shareholder proposal must own the requisite $2,000. of stock. This is not so. In Release 34-20091 (August 16, 1983) the Commission itself explicitly stated that the holdings of co-proponents could be aggregated in order to meet the $2,000. threshold. Thus the Commission, at the time that it initially instituted a minimum dollar holding requirement, stated (at footnote 5):

> Holdings of coproponents will be aggregated in determining the includability of a proposal.

It is thus apparent that the holdings of a co-proponent, such as the Capuchins, may be aggregated with those of another co-proponent, such as the Oblates. Since the aggregate holdings of the Proponents total 4,037 shares of Class A common stock of CBS, *it is clear beyond cavil that each of the two co-proponents satisfies the requirements* of Rule 14a-8(b)(1).

Finally, lest there be any doubt that the Proponents are indeed co-proponents of the same proposal, we refer to the fact that each of the letters sent to CBS by the two co-proponents specifically refers to the other co-proponent. Thus, the Capuchins in their letter to CBS refer specifically to their "co-filer, the Oblates of Mary Immaculate". (See final sentence in the cover letter.) In a like manner, the Oblates state specifically that are co-filing "the enclosed stockholder resolution with the Province of St. Joseph of the Capuchin Order (Midwest Capuchins), for consideration and action by the stockholders at the annual meeting." (See the third paragraph of the cover letter.) Indeed, the Oblates' letter then goes on to state that the "primary contact" for the Proponents is Fr. Crosby of the Capuchins. Thus there can be no quibble with the fact that each of the Proponents is a co-proponent of the same shareholder proposal.

In light of the foregoing, we urge CBS to abandon its claims that the Capuchins failed to qualify under Rule 14a-8(b)(1) as proponents of the Proposal.

Although CBS's response to the Proposal has thus far not been what the Proponents had hoped for, we urge CBS to take up the offer contained in the Capuchins' cover letter accompanying the Proposal and to contact the Rev Michael Crosby to commence a dialogue with the Proponents on the substantive matters raised by the Proposal.

Finally, if you wish to discuss any legal issue raised by the Proposal, or in your letter or in this letter, please do not hesitate to contact me. In my opinion, both proponents and companies are better off if such matters can be worked out between the parties rather than by waging a duel before the Division of Corporation Finance.

Very truly yours,



Paul M. Neuhauser

cc: Rev Michael Crosby
Rev Seamus Finn
Rev David Schilling
Laura Berry



KIMBERLY D. PITTMAN
COUNSEL
CORPORATE AND SECURITIES

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

January 9, 2009

Paul M. Neuhauser, Esq.
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Re: Proposal (the "Proposal") jointly submitted from Province of Saint Joseph of the Capuchin Order (the "Province of St. Joseph") and the Missionary Oblates of Mary Immaculate (together, with the Province of Saint Joseph, the "Co-Proponents")

Dear Mr. Neuhauser:

We have received your letter dated December 29, 2008, in response to our letter to the Province of Saint Joseph dated December 19, 2008. Thank you for your response. We have reviewed your comments regarding the holding requirements of co-proponents under Rule 14a-8(b)(1) and SEC Release 34-20091. We concur with your view that holdings of co-proponents can be aggregated in order to meet the holding requirements under Rule 14a-8(b)(1). Therefore, we rescind our request that you provide further evidence of ownership under this Rule.

We are continuing our review of the Proposal's eligibility for inclusion in CBS Corporation's 2009 Proxy Statement under Rule 14a-8 and will keep the Co-Proponents informed regarding our determination. We appreciate your interest in CBS.

Kimberly D. Pittman
Vice President, Corporate and Securities Counsel

cc: Rev. Michael Crosby
Louis J. Briskman
Angeline C. Straka

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